Exhibit 99.1

LakeShore Biopharma Provides Fiscal Half Year 2025 Financial
Guidance and Reaffirms Fiscal Year 2025 Financial Guidance

GAITHERSBURG, Md., Oct. 8, 2024 /PRNewswire/ -- LakeShore Biopharma Co., Ltd (Nasdaq: LSB) (“LakeShore Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced that it is providing financial guidance for the half year of its fiscal year of 2025 and reaffirming its financial guidance for the full year of its fiscal year 2025 ending on March 31, 2025 (“Fiscal Year 2025”), underlining the Company’s strong execution and positive business momentum.

LakeShore Biopharma’s previously issued guidance anticipated double-digit year-over-year revenue growth during Fiscal Year 2025 and noted that the Company expected to achieve breakeven during the period. The Company’s performance in the first six months of its Fiscal Year 2025 has demonstrated solid progress towards these goals, with a preliminary total revenue estimate for the first six months in the range of RMB350 million to RMB380 million, representing substantial growth of 28% to 39% from RMB273.1 million in revenues during the same period in its fiscal year 2024.

In addition to advancing its existing pipeline, LakeShore Biopharma has been vigorously pursuing strategic initiatives including cost reductions, organizational restructuring and optimization, and management process enhancements to boost operational efficiency and eliminate non-essential expenditures. Furthermore, the Company is also committed to driving future growth through strategic alliances, including product licensing, asset purchase agreements, partnerships, and co-promotion deals with more diversified pipeline products.

Mr. Xu Wang, Chief Executive Officer of the Company, commented, “By reaffirming our full-year guidance, we are expressing belief in our ability to maintain our positive momentum and achieve our financial and operational objectives. With our new management team in place, Lakeshore Biopharma has not only maintained smooth operations, but also secured second position in China’s Rabies vaccine market. Armed with a robust business model and a strong pipeline, we have consistently demonstrated our capacity to execute our core strategies effectively. Building on this solid foundation, we are actively forging long-term strategic partnerships through licensing, promotions, and other collaborative agreements. As we progress through Fiscal Year 2025 with a clear plan to enhance sustainability, efficiency, and innovation, I am confident that our team will deliver success across these areas, creating enduring value for our company and our shareholders.”

About LakeShore Biopharma

LakeShore Biopharma, previously known as YS Biopharma, is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Coronavirus, Hepatitis B, Influenza, Shingles, and other virus infections. The Company operates in China, the United States, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry. For more information, please visit investor.lakeshorebio.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the expected growth of LakeShore Biopharma, the development progress of all product candidates, the progress and results of all clinical trials, LakeShore Biopharma’s ability to source and retain talent, and the cash position of LakeShore Biopharma. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “potential,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “goal,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of LakeShore Biopharma’s management and are not predictions of actual performance.

LakeShore Biopharma cannot assure you the forward-looking statements in this press release will be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”), and other risks described in documents subsequently filed or furnished by the Company from time to time with the SEC. There may be additional risks that LakeShore Biopharma does not presently know or that LakeShore Biopharma currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of LakeShore Biopharma as of the date of this press release. Subsequent events and developments may cause those views to change. However, while LakeShore Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of LakeShore Biopharma as of any date subsequent to the date of this press release. Except as may be required by law, LakeShore Biopharma does not undertake any duty to update these forward-looking statements.

Investor Relations Contact

Robin Yang
Partner, ICR, LLC
Tel: +1 (212) 537-4035
Email: LakeShoreBiopharma.IR@icrinc.com